October 31, 2024

Dante Caravaggio
Chief Executive Officer
EON Resources Inc.
3730 Kirby Drive, Suite 1200
Houston, TX

       Re: EON Resources Inc.
           Registration Statement on Form S-1
           Filed October 24, 2024
           File No. 333-282803
Dear Dante Caravaggio:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Matthew Ogurick, Esq.